Filed Pursuant to Rule 433

Registration No. 333-270970

REPUBLIC OF URUGUAY – ANNOUNCEMENT OF TENDER OFFERS

FREE WRITING PROSPECTUS

FOR IMMEDIATE RELEASE

Tuesday, July 28, 2026

MONTEVIDEO, URUGUAY —

The Republic of Uruguay (“Uruguay”), announced today the commencement of:

1.

A global offer to purchase for cash (the “Global Tender Offer”) bonds of each series of Global Ps. Bonds, Global USD Bonds and Global UI Bonds (each as defined in the table below) listed in the table below under “Global Tender Offer” (collectively, the “Old Global Bonds” and each Old Global Bond, a “series” of Old Global Bonds) such that the aggregate Purchase Price to be paid for the Old Global Bonds tendered and accepted for purchase pursuant to the Global Tender Offer is equal to a maximum purchase amount for each series to be determined by Uruguay in its sole discretion. The terms and conditions of the Global Tender Offer are set forth in the offer to purchase, dated Tuesday, July 28, 2026 (the “Global Offer to Purchase”).

2.

A local offer to purchase for cash (the “Local Tender Offer”) Treasury Notes and/or Monetary Regulation Bills listed in the tables below under “Local Tender Offer” (the “Old Local Securities”), subject to the terms and conditions described in the information memorandum dated Tuesday, July 28, 2026 (the “Local Information Memorandum”).

Global Tender Offer

The Global Tender Offer is not conditioned upon any minimum participation of any series of Old Global Bonds but is conditioned, among other things, on the pricing (but not the closing) of a reopening of existing Peso-denominated Global Bonds (the “New Ps. Bonds”) and a reopening of existing U.S. dollar-denominated Global Bonds (the “New USD Bonds” and, together with the New Ps. Bonds, the “New Bonds”) an amount, with pricing and on terms and conditions acceptable to Uruguay in its sole discretion, with pricing terms expected to be announced at or around 4:00 p.m., New York time on Tuesday, July 28, 2026 (the “New Bonds Offerings”).

The Global Tender Offer will commence at or around 8:00 a.m., New York time, on Tuesday, July 28, 2026 and, unless extended or earlier terminated, expire at (i) 12:00 noon, New York time, on Tuesday, July 28, 2026 for non-preferred tenders (the “Non-Preferred Tender Period”), and (ii) 2:00 p.m., New York time, on Tuesday, July 28, 2026 for preferred tenders (the “Preferred Tender Period”). The settlement of the Global Tender Offer is scheduled to occur on Monday, August 3, 2026 (the “Global Tender Offer Settlement Date”). The purchase price to be paid per Ps. 1,000 original principal amount of 2028 Ps. Bonds, per US$1,000 original principal amount of 2027 USD Bonds and per Ps. 1,000 nominal principal amount of 2028 UI Bonds tendered and accepted pursuant to the Global Tender Offer will be equal to the fixed price indicated in the table below (the “Purchase Price”). Notwithstanding the prior sentence, the amount to be paid for tendered 2027 USD Bonds accepted for purchase will be the Purchase Price times the Amortization Factor (as defined below) applied to the “original principal amount” of such 2027 USD Bonds. Holders whose Old Global Bonds are accepted in the Global Tender Offer will also receive any accrued and unpaid interest from, and including, the last interest payment date for such Old Global Bonds up to, but excluding, the Global Tender Offer Settlement Date (the “Accrued Interest”). Accrued Interest for Preferred Tender Orders (as defined below) and Non-Preferred Tender Orders (as defined below) will be payable in cash.

Global Ps. Bonds	Outstanding Principal Amount as of Monday, July 27, 2026	ISIN	CUSIP	Common Code	Purchase Price (per Ps.1,000 Principal Amount)(1)(2)
8.500% Global Ps. Bonds due 2028 (“2028 Ps. Bonds”)	Ps. 21,595,231,000.00	US760942BC54 / USP80557BV53	760942 BC5 / P80557 BV5	168332475 / 168332521	Ps. 1,035.00
Global USD Bonds	Outstanding Principal Amount as of Monday, July 27, 2026	ISIN	CUSIP	Common Code	Purchase Price (per U.S. $1,000 Principal Amount) (2)
4.375% Global USD Bonds due 2027 (“2027 USD Bonds”)	US$845,977,494.00(5)	US760942BB71	760942 BB7	131158840	US$ 1,003.00(6)
Global UI Bonds	Outstanding Nominal Principal Amount as of Monday, July 27, 2026	ISIN	CUSIP	Common Code	Nominal Purchase Price (per Ps.1,000 Principal Amount)(1) (2) (3)
4.375% Global UI Bonds due 2028 (“2028 UI Bonds”)(4)	Ps. 32,848,290,345.00	US917288BD36	917288BD3	071903796	Ps. 1,034.50

(1)	The Purchase Price and Accrued Interest of the 2028 Ps. Bonds and 2028 UI Bonds shall be converted into U.S. dollars at an exchange rate of Ps.40.194 to US$1.00.
(2)	In addition, investors will receive Accrued Interest, as described below.
(3)

The nominal principal amount of 2028 UI Bonds validly tendered and accepted will be adjusted by a factor (the “Adjustment UI Factor”) to reflect the increase of the UI Index from the issuance date of the Old Bonds to the Settlement Date, which is expected to be Monday, August 3, 2026. As of the expected Settlement Date, the Adjustment UI Factor for the 2028 UI Bonds would be 2.8682, which is the ratio of 6.6316, the value of the UI index at the Settlement Date, over 2.3121, the value of the UI index at the time of the issuance of the 2028 UI Bonds.

(4)	The principal amount of the 2028 UI Bonds outstanding, as adjusted by the Adjustment UI Factor is Ps. 94,215,466,367.53.
(5)

The aggregate principal amount outstanding of the 2027 USD Bonds reflects the original principal amount of the 2027 USD Bonds multiplied by an amortization factor of 0.66666667 (the “Amortization Factor”), given that the first installment of principal on the 2027 USD Bonds was paid on October 27, 2025.

(6)	The amount to be paid for tendered 2027 USD Bonds accepted for purchase will be the Purchase Price times the Amortization Factor applied to the original principal amount of such 2027 USD Bonds.

Tender Orders (as defined below) made by holders of any series of Old Global Bonds who have submitted a corresponding Indication of Interest (as defined in the Global Offer to Purchase) for the New Bonds prior to the New Bonds Pricing Time (as defined in the Global Offer to Purchase) will be accepted before any other Tender Orders of such series of Old Global Bonds; provided that (i) the 2028 Ps. Bonds and the 2028 UI Bonds will only be given preference if tendered concurrently with the submission of a corresponding Indication of Interest for New Ps. Bonds and (ii) Old Bonds denominated in U.S. dollars (the 2027 USD Bonds) will only be given preference if tendered concurrently with the submission of a corresponding Indication of Interest for New USD Bonds. Preferred Tenders must be submitted during the Preferred Tender Period.

During the Non-Preferred Tender Period or Preferred Tender Period, as applicable, a holder of Old Global Bonds may place orders to tender Old Global Bonds (“Tender Orders”) only through one of the Dealer Managers (as defined below). Tender Orders submitted during the Non-Preferred Tender Period are referred to herein as “Non-Preferred Tender Orders” and Tender Orders submitted during the Preferred Tender Period are referred to herein as “Preferred Tender Orders.” Holders will NOT be able to submit tenders through Euroclear Bank SA/NV (“Euroclear”), Clearstream Banking, société anonyme (“Clearstream”) or the Depository Trust Company (“DTC”) systems. If a holder does not have an account with a Dealer Manager, such holder may place a tender offer through any broker, dealer, commercial bank, trust company, other financial institution or other custodian that it customarily uses that has an account with a Dealer Manager. Your broker must contact one of the Dealer Managers to submit a Tender Order on your behalf.

Itau BBA USA Securities, Inc., as the billing and delivery bank for the Global Tender Offer (in such capacity, the “Billing and Delivery Bank”), will consolidate all Tender Orders and, upon instruction of Uruguay, accept Old Global Bonds for purchase pursuant to the Global Tender Offer, subject to proration as described in the Global Offer to Purchase, at or around 8:00 a.m., New York time, on Wednesday, July 29, 2026 or as soon as possible thereafter.

The Global Tender Offer is subject to Uruguay’s right, at its sole discretion and subject to applicable law, to instruct the Billing and Delivery Bank to extend, terminate, withdraw, or amend the Global Tender Offer at any time. Each of Uruguay and the Billing and Delivery Bank reserves the right, in the sole discretion of each of them, not to accept any Tender Orders for any reason. Tender Orders by a holder of Old Global Bonds must be in Permitted Tender Amounts (as defined in the Global Offer to Purchase) as set forth in the Global Offer to Purchase. Tender Orders that are not for Permitted Tender Amounts will not be accepted.

There is no letter of transmittal or guaranteed delivery procedure in connection with this Global Tender Offer. If you hold Old Global Bonds through DTC, they must be delivered to the Billing and Delivery Bank for settlement no later than 3:00 p.m., New York time, on the Global Tender Offer Settlement Date. If you hold Old Global Bonds through Euroclear or Clearstream, the latest process you can use to deliver your Old Global Bonds to the Billing and Delivery Bank is the overnight process, one day prior to the Global Tender Offer Settlement Date; you may not use the optional daylight process. Failure to deliver Old Global Bonds on time may result (i) in the cancellation of your tender and in you becoming liable for any damages resulting from that failure, (ii) in the case of Preferred Tender Orders (a) in the cancellation of any allocation of New Bonds in the New Bonds Offerings in respect of your related Indication of Interest and/or (b) in the cancellation of your tender and in your remaining obligation to purchase your allocation of New Bonds in respect of your related Indication of Interest and/or (iii) in the delivery of a buy-in notice for the purchase of such Old Global Bonds, executed in accordance with customary brokerage practices for corporate fixed income securities. Any holder whose tender is cancelled will not receive the Purchase Price or Accrued Interest. Holders will not have withdrawal rights with respect to any tenders of Old Global Bonds in the Global Tender Offer. Old Global Bonds accepted for purchase will be settled on a delivery versus payment basis with the Billing and Delivery Bank on the Global Tender Offer Settlement Date in accordance with customary brokerage practices for corporate fixed income securities.

All Old Global Bonds that are tendered pursuant to Tender Orders placed through a Dealer Manager and accepted will be purchased by the Billing and Delivery Bank in such amounts as Uruguay shall determine and subject to the terms and conditions of the Global Offer to Purchase. Subject to the terms and conditions of the Global Tender Offer, only the Billing and Delivery Bank will be liable for the payment of the Purchase Price and Accrued Interest for Old Global Bonds validly tendered and accepted as instructed by Uruguay, as described in the Global Offer to Purchase. Uruguay will not be liable under any circumstances for any payment of the Purchase Price and Accrued Interest to the holders of Old Global Bonds tendered in the Global Tender Offer. The Billing and Delivery Bank shall not be liable for payments to any holder of Old Global Bonds validly tendered and accepted for purchase if such holder fails to deliver such Old Global Bonds at or prior to the deadlines ahead of the settlement of the Global Tender Offer as described in the Global Offer to Purchase.

The Global Offer to Purchase may be downloaded from the Information Agent’s website at https://projects.sodali.com/Uruguay or obtained from the Information Agent, Morrow Sodali International LLC (Email: uruguay@investor.sodali.com, Telephone: +1 203 658 9457 / +44 20 4513 6933), or from any of the Dealer Managers.

The Dealer Managers for the Global Tender Offer are:

Citigroup Global Markets Inc. 388 Greenwich Street, 4th Floor Trading New York, New York 10001 Call Collect: (212) 723-6106 US Toll-Free: (800) 558-3745 Email: ny.liabilitymanagement@citi.com	Goldman Sachs & Co. LLC 200 West Street New York, New York 10282 Attention: Liability Management Group Toll Free: (800) 828-3182 Collect: (212) 357-1452	Itau BBA USA Securities, Inc. 599 Lexington Avenue, 34th Floor New York, New York 10022 Attention: Debt Capital Markets Collect: +1 (212) 710-6749 US Toll-free: +1 (888) 770-4828

Questions regarding the Global Tender Offer may be directed to the Dealer Managers at the above contact.

Local Tender Offer

The Local Tender Offer is conditioned upon (i) the allocation of the New Bonds Offerings, in an amount, at prices and on terms acceptable to Uruguay in its sole discretion and (ii) the New Bonds Offerings not being terminated prior to the settlement of the Local Tender Offer.

Only those individuals and/or legal entities that participate in the New Bonds Offerings, and for up to the amount of New Bonds allocated to them in the New Bonds Offerings (net of the amount of Old Global Bonds of such person accepted by Uruguay for purchase under the Global Tender Offer) may tender their Old Local Securities in the Local Tender Offer (hereinafter the “Eligible Holders”). Eligible Holders may only tender an amount of Old Local Securities of not less than Ps. 100,000 (one hundred thousand Uruguayan Pesos), and, in all cases, subject to the Eligible Holder’s compliance with applicable law (including those of its country of residence or incorporation).

Eligible Holders will be able to select Old Local Securities through the ÁGATA system of the Central Bank of Uruguay beginning on the time Uruguay announces the allocation of the Global Bonds (estimated for Tuesday, July 28, 2026 at 4:30 p.m., or as soon thereafter as practicable) until Thursday, July 30, 2026 at 2:00 p.m.

Eligible Holders may participate in the Local Tender Offer with Old Local Securities up to the equivalent of the maximum amount allocated to them in the New Bonds Offerings (net of the amount of Old Global Bonds of such person that are accepted for repurchase under the Global Tender Offer).

The repurchase of the Old Local Securities will be carried out respecting the order of priority established by the Eligible Holder when selecting Old Local Securities in the ÁGATA system. However, if the total value of the Old Local Securities selected by the Eligible Holder exceeds the effective value allocated in the New Bonds Offerings, the Central Bank of Uruguay (a) will observe the order of priority established by the respective Eligible Holder in the ÁGATA system and (b) in case a certain order of priority has not been indicated in the system, disregard selected Old Local Securities with the longest maturity, until reaching the maximum amount admissible for each Holder.

Eligible Holders participating in the Local Tender Offer will receive in payment for each Ps. 1,000 (one thousand Uruguayan Pesos) nominal amount of their Old Local Securities validly tendered, an amount in cash in U.S. dollars equivalent to the nominal purchase price indicated in the tables below, divided by the exchange rate used in the New Bonds Offerings of Ps. 40.194 to US$1.00.

Old Local Securities of Peso-denominated Treasury Notes

ISIN	Series	Maturity Date	Outstanding Amount as of Monday, July 27, 2026	Coupon (in %)	Purchase Price (per Ps. 1,000)(1)	Purchase Price (in US$)(2)
UYNA00010UY0	10	02/01/2029	6,031,460,000	10.50	1,143.39430	28.44710
UYNA00011UY8	11	12/07/2026	17,981,257,055	9.125	1,024.99120	25.50129

(1)	Purchase Price in Uruguayan Pesos for each $1,000 (one thousand Uruguayan Pesos) nominal value.
(2)	Purchase Price expressed in U.S. dollars by converting the Uruguayan Peso amounts to U.S. dollars using an exchange rate of Ps. 40.194 to US$1.00.

Old Local Securities of Indexed Units of Treasury Notes

ISIN	Series	Maturity Date	Outstanding Amount as of Monday, July 27, 2026	Coupon (in %)	Purchase Price (per UI. 1,000)(1)(2)	Purchase Price (in US$)(3)
UYNA00030UI1	30	01/19/2027	5,207,159,614	1.125	995.84040	24.77603

(1)	Purchase Price in Uruguayan Pesos for each UI 1,000 (one thousand Uruguayan Pesos) nominal value.
(2)	Purchase Price will be converted into Uruguayan Pesos using a UI of 6.6292.
(3)	Purchase Price expressed in U.S. dollars by converting the Uruguayan Peso amounts to U.S. dollars using an exchange rate of Ps. 40.194 to US$1.00. Purchase Price does not reflect conversion to UI.

Old Local Securities of Monetary Regulation Bills in Uruguayan Pesos

ISIN	Maturity Date	Outstanding Principal Amount as of Monday, July 27, 2026	Purchase Price (per Ps. 1,000)(1)	Purchase Price (in US$)(2)
UYLR13808UY5	04/02/2027	6,580,962,973	964.26430	23.99025
UYLR13768UY1	10/02/2026	20,139,251,033	991.17460	24.65977
UYLR13823UY4	08/03/2026	30,626,968,897	999.59910	24.86936
UYLR13818UY4	06/04/2027	16,800,049,755	954.29940	23.74233
UYLR13761UY6	09/04/2026	18,656,804,578	995.11000	24.75768
UYLR13797UY0	02/05/2027	6,118,878,101	972.45650	24.19407
UYLR13803UY6	03/05/2027	7,344,250,000	968.36460	24.09227
UYLR13828UY3	08/06/2027	9,240,000,000	944.64890	23.50224
UYLR13814UY3	05/07/2027	6,430,132,596	958.42890	23.84507
UYLR13792UY1	01/08/2027	19,441,749,694	976.86430	24.30373
UYLR13820UY0	09/09/2026	19,545,900,000	994.40820	24.74021
UYLR13816UY8	08/12/2026	27,051,206,463	998.39280	24.83935
UYLR13822UY6	09/16/2026	11,115,310,000	993.42560	24.71577
UYLR13811UY9	10/16/2026	12,304,811,736	989.20620	24.61079
UYLR13825UY9	08/17/2026	14,046,960,000	997.66380	24.82121
UYLR13785UY5	12/18/2026	18,974,600,642	979.97620	24.38116
UYLR13826UY7	10/21/2026	19,408,202,452	988.46500	24.59235
UYLR13827UY5	08/24/2026	20,868,870,000	996.67230	24.79654
UYLR13779UY8	11/27/2026	17,281,891,633	982.98740	24.45607
UYLR13800UY2	08/28/2026	16,583,228,000	996.09120	24.78209
UYLR13824UY2	09/30/2026	32,820,894,816	991.45670	24.66678
UYLR13773UY1	10/30/2026	22,800,413,741	987.00150	24.55594

(1)	Purchase Price in Uruguayan Pesos for each $1,000 (one thousand Uruguayan Pesos) nominal value.
(2)	Purchase Price expressed in U.S. dollars by converting the peso amounts to U.S. dollars using an exchange rate of Ps. 40.194 to US$1.00.

Old Local Securities shall be tendered in denominations of not less than Ps. 100,000 (one hundred thousand Uruguayan Pesos) or UI 100,000 (one hundred thousand Indexed Units), as applicable and, in the event that the Eligible Holder tenders Old Local Securities in an amount that is not a multiple of the denomination in which the New Bonds will be issued, the Republic will pay the balance in cash.

Eligible Holders residing in Uruguay that wish to participate in the Local Tender Offer should contact their broker and/or financial intermediation entities authorized by the Central Bank of Uruguay in order to obtain information on the scope of the Local Tender Offer, being exclusively responsible before Uruguay for any non-compliance with applicable law.

Non-resident Eligible Holders must also consult directly with their custodians regarding the specific requirements necessary for the purposes of their participation. Non-resident Eligible Holders who wish to participate in the Local Tender Offer shall obtain an allocation code from the Dealer Managers specified above, in order to be able to identify their Old Local Securities for tender. Such allocation code may be requested as part of the allocation in the New Bonds Offerings. Non- resident Eligible Holders may participate in the Local Tender Offer with Old Local Securities beginning on the time Uruguay announces the allocation of the Global Bonds (estimated for Tuesday, July 28, 2026 at 4:30 p.m., or as soon thereafter as practicable) until Thursday, July 30, 2026 at 2:00 p.m.

The Local Information Memorandum may be obtained from Uruguay. The Dealer Managers are not acting as dealer managers for the Local Tender Offer.

Questions regarding the structure of the Local Tender Offer may be directed to Uruguay at:

Victoria Buscio (email: victoria.buscio@mef.gub.uy, Telephone: + 598 (2) 1712 2785)

Questions regarding the tendering process may be directed to the Central Bank of Uruguay at:

Fabio Malacrida (email: fabiom@bcu.gub.uy, + 598 (2) 1967 1102)

Marcelo Vidoni (email: mvidoni@bcu.gub.uy, + 598 (2) 1967 2444)

Veronica Vitette (email: vvitette@bcu.gub.uy, + 598 (2) 1967 2426)

Liliana Garcia (email: ligarcia@bcu.gub.uy, + 598 (2) 1967 2405)

* * *

Uruguay has filed a registration statement (including prospectus supplement and the prospectus) with the SEC for the New Bonds Offerings and the issuance of New Bonds. Before you invest, you should read the prospectus in the registration statement and other documents that Uruguay has filed with the SEC for more complete information about Uruguay and such offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

The following additional information of Uruguay is available from the SEC website and also accompanies this press release:

https://www.sec.gov/Archives/edgar/data/102385/000119312523182065/d511752dsba.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312526317988/d78271dsb.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312526316955/d68061d18k.htm

Important Notice

This announcement is not an offer to purchase or a solicitation of an offer to sell the Old Global Bonds or Old Local Securities. The Global Tender Offer will be made only by and pursuant to the terms of the Global Offer to Purchase, as may be amended or supplemented from time to time and the Local Tender Offer will be made only by and pursuant to the terms of the Local Information Memorandum, as may be amended or supplemented from time to time. The Dealer Managers are not acting as dealer managers for the Local Tender Offer.

The distribution of materials relating to the New Bonds Offerings, Global Tender Offer and Local Tender Offer, and the transactions contemplated by the New Bonds Offerings, Global Tender Offer and Local Tender Offer, may be restricted by law in certain jurisdictions. Each of the New Bonds Offerings, Global Tender Offer and Local Tender Offer is made only in those jurisdictions where it is legal to do so. The New Bonds Offerings, Global Tender Offer and Local Tender Offer are void in all jurisdictions where they are prohibited. If materials relating to the New Bonds Offerings, Global Tender Offer or Local Tender Offer come into your possession, you are required to inform yourself of and to observe all of these restrictions. The materials relating to the New Bonds Offerings, Global Tender Offer and Local Tender Offer do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law.

If a jurisdiction requires that the New Bonds Offerings or the Global Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Bonds Offerings or the Global Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Global Tender Offer in accordance with the terms thereof are referred to as “holders” and owners who may lawfully participate in the Local Tender Offer in accordance with the terms thereof are referred to as “Eligible Holders.”

Stabilization/FCA

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling any securities or otherwise making them available to retail investors in the EEA has been prepared and therefore any offering or selling of any securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) an investor who is not a qualified investor as defined in Article 2 of the UK Prospectus Regulation, and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities. Consequently, no key information document required by the PRIIPs Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”), for offering or selling securities or otherwise making them available to retail investors in the UK has been prepared and therefore any offering or selling of securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

The expression “UK Prospectus Regulation” means the Prospectus Regulation, as it forms part of UK domestic law by virtue of the EUWA.

Neither this communication nor any other offer materials relating to the Global Tender Offer or Local Tender Offer are being made, and this communication has not been approved, by an authorized person for the purposes of section 21 of the FSMA. This announcement is for distribution only to persons who (i) are outside the UK; (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

*  *  *

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.